UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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In the matter of

CSW International, Inc.                                     REPORT FOR PERIOD
Dallas, Texas  75266-0789                                   July 1, 1996 to
                                                            September 30, 1996
File No.  070-8423                                          PURSUANT TO RULE 24


        This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW International, Inc. ("CSW International"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26383, CSW International is authorized to participate in foreign utility companies and exempt wholesale generators and to provide consulting services with respect to the same. Attached is the information required pursuant to HCAR 35-26383.

(1) Information on each investment made by CSWI, directly or indirectly, in any other project parent, indicating the amount and type of such investment and identifying the facility with respect to which such project parent was organized. See Exhibit A.

(2) Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recoursindebtedness denominated in any currency other than U.S. dollars) issued by any project parent to a third person. See Exhibit B.

(3)     A balance sheet as of the relevant report date. See Exhibit C.

(4)     An income statement for the quarter ended. See Exhibit D.

(5) Information on intercompany transactions with CSW International related to CSW International's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, or any project parent pursuant to this application declaration. See Exhibit E.

                              S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 21st day of November, 1996.



                                                     CSW International, Inc.


                                                          EDDIE PEEBLES
                                                          Eddie Peebles
                                                          Controller